UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

RELMADA THERAPEUTICS, INC.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

75955J 204
(CUSIP Number)

Matthew D. Eitner

Chief Executive Officer

Laidlaw & Company (UK) Ltd.
546 Fifth Avenue, 5th Floor,
New York, NY 10036
(212) 953-4900

Copies to:

Michael H. Ference
Sichenzia Ross Friedman Ference LLP
61 Broadway
New York, NY 10006
(212) 930-9700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 1, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75955J 204
1	Names of reporting persons Laidlaw & Company (UK) Ltd.
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☒
6	Citizenship or place of organization England & Wales

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 0
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person BD

CUSIP No. 75955J 204
1	Names of reporting persons Matthew D. Eitner
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds PF
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☒
6	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7	Sole voting power 592,293[1]
	8	Shared voting power 0
	9	Sole dispositive power 592,293[1]
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 592,293[1]
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 4.88%[2]
14	Type of reporting person IN

1 Includes (i) 585,233 shares of Common Stock registered in the name of Mr. Eitner (including 111,247 shares of Common Stock underlying warrants and restricted stock awards), (ii) 7,060 shares of Common Stock registered in the name of Mr. Eitner’s wife, Katie L. Eitner.

2 Calculated based on 12,019,162shares of the Common Stock outstanding as of May 9, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2016, filed with the SEC on May 9, 2016 (“Form 10-Q”), and adjusted for shares of Common Stock underlying warrants and restricted stock awards beneficially owned by Mr. Eitner.

CUSIP No. 75955J 204
1	Names of reporting persons James P. Ahern
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds PF
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☒
6	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7	Sole voting power 544,312[3]
	8	Shared voting power 0
	9	Sole dispositive power 544,312[3]
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 544,312[3]
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 4.49%[4]
14	Type of reporting person IN

3 Includes 544,312 shares of Common Stock registered in the name of Mr. Ahern (including 111,246 shares of Common Stock underlying warrants and restricted stock awards).

4 Calculated based on 12,019,162shares of the Common Stock outstanding as of May 9, 2016, as reported in the Form 10-Q, and adjusted for shares of Common Stock underlying warrants and restricted stock awards beneficially owned by Mr. Ahern.

CUSIP No. 75955J 204
1	Names of reporting persons Dr. John H. Leaman
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 0
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person IN

CUSIP No. 75955J 204
1	Names of reporting persons Dr. Todd Johnson
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 0
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person IN

CUSIP No. 75955J 204
1	Names of reporting persons Benjamin H. Snedeker
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 0
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person IN

CUSIP No. 75955J 204
1	Names of reporting persons David Buchen
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 0
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person IN

CUSIP No. 75955J 204
1	Names of reporting persons Timothy S. Callahan
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 0
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person IN

 This Amendment No. 7 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 22, 2015 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed with the SEC on November 5, 2015 (the “First Amendment”), Amendment No. 2 filed with the SEC on December 7, 2015 (the “Second Amendment”), Amendment No. 3 filed with the SEC on December 8, 2015 (the “Third Amendment”), Amendment No. 4 filed with the SEC on December 9, 2015 (the “Fourth Amendment”), Amendment No. 5 filed with the SEC on December 21, 2015 (the “Fifth Amendment” ), and Amendment No. 6 filed with the SEC on December 29, 2015 (the “Sixth Amendment” and together with the Original Schedule 13D, the First Amendment, the Second Amendment, the Third Amendment, the Fourth Amendment, the Fifth Amendment and the Sixth Amendment, the “Schedule 13D”), relating to the common stock, $0.001 par value per share (the “Common Stock”), of Relmada Therapeutics, Inc., a Nevada corporation (the “Issuer”). The address of the principal executive office of the Issuer is 757 Third Avenue, Suite 2018, New York, NY 10017.

Capitalized terms not defined herein shall have the meaning ascribed to them in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

Item 2.  Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a)	This statement is filed by:

(i)	Laidlaw & Company (UK) Ltd., a full-service investment banking and brokerage firm incorporated in England & Wales (“Laidlaw”);

(ii)	Matthew D. Eitner, with respect to shares directly and beneficially owned by him;

(iii)	James P. Ahern, with respect to shares directly and beneficially owned by him;

(iv)	Dr. John H. Leaman;

(v)	Dr. Todd Johnson;

(vi)	Benjamin H. Snedeker;

(vii)	David Buchen; and

(viii)	Timothy S. Callahan.

Each of the foregoing is individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons was party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6 hereto, which was subsequently terminated. The Reporting Persons are hereby filing a joint Schedule 13D solely for the purpose of reporting the termination of the Joint Filing and Solicitation Agreement, and are no longer acting as a group.

(b)–(c) The address of the principal office of each of Laidlaw and Messrs. Eitner and Ahern is 546 5th Avenue, 5th Floor, New York, NY 10036. The address of the principal office of Mr. Leaman is 435 Devon Park Drive, Bldg. 700, Wayne, PA 19087. The address of the principal office of Mr. Johnson is 3624 Market Street, Suite 5E, Philadelphia, PA 19104. The address of the principal office of Mr. Snedeker is 351 Trevor Lane, Bala Cynwyd, PA, 19004. The address of the principal office of Mr. Buchen is 944 Iris Drive, Delray Beach, Florida 33483. The address of the principal office of Mr. Callahan is 7 Tiger Drive, Califon, New Jersey 07830.

The principal business of Laidlaw is serving as a full service investment banking and brokerage firm. Mr. Eitner’s present principal occupation or employment is serving as Chief Executive Officer of Laidlaw. Mr. Ahern’s present principal occupation or employment is serving as Managing Partner and Head of Capital Markets of Laidlaw.

Dr. Leaman’s present principal occupation or employment is serving as the Chief Financial Officer of Medgenics, Inc., a Delaware corporation (NYSE: MDGN).

Dr. Johnson’s present principal occupation or employment is serving as the Chief Executive officer of Cyto Vas, LLC.

Mr. Snedeker’s principal occupation or employment is serving as an independent advisor and as a senior advisor to McKinsey & Company’s Pharmaceutical and Medical Product and Strategy and Corporate Finance practices. Mr. Snedeker also provides consulting services to Laidlaw pursuant to an advisory and consulting agreement between Laidlaw and Trevor Lane Advisory LLC, which was disclosed as Exhibit 99.2 to the Original Schedule 13D.

Mr. Buchen’s principal occupation or employment is serving as an independent consultant.

Mr. Callahan’s principal occupation or employment is serving as an independent life sciences consultant.

Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning him contained herein, but is not responsible for the completeness and accuracy of the information concerning the others, except to the extent that he knows or has reason to believe that such information is inaccurate.

Item 4.  Purpose of Transaction.

Each of the Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, price levels of the Issuer’s Common Stock, conditions in the securities market and general economic and industry conditions, each of the Reporting Persons may in the future take such actions with respect to their investment in the Issuer, as it deems appropriate, including, but not limited to, purchasing additional shares of Common Stock or selling some or all of their Common Stock, hedging their position in the Common Stock or otherwise trading in derivative securities having reference to the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended as follows:

Item 5(a)-(b) is hereby amended and restated as follows:

(a)-(b) As of June 1, 2016: (i) Mr. Eitner beneficially owned 585,233 shares of Common Stock (including 111,247 shares of Common Stock underlying warrants and restricted stock awards), and 7,060 shares of Common Stock registered in the name of Mr. Eitner’s wife, Katie L. Eitner, representing approximately 4.88% of the Issuer’s outstanding shares of Common Stock; (ii) Mr. Ahern beneficially owned 544,312 shares of Common Stock (including 111,248 shares of Common Stock underlying warrants and restricted stock awards), representing approximately 4.49% of the Issuer’s outstanding shares of Common Stock, and (iii) each of the other reporting persons did not beneficially own any shares of the Issuer’s Common Stock. The foregoing beneficial ownership percentages were calculated based on 12,019,162shares of the Common Stock outstanding as of May 9, 2016, as reported in the Form 10-Q, and adjusted for shares of Common Stock underlying warrants and restricted stock awards beneficially owned by each individual Reporting Person.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On December 4, 2015, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law, (b) the Reporting Persons agreed to solicit written consents or proxies for the election of the Reporting Person’s nominees at the Issuer’s 2015 annual meeting or at a special meeting called for such purpose and to take all other action necessary or advisable to achieve the foregoing and (c) Laidlaw agreed to bear all expenses incurred in connection with such activities, including approved expenses incurred by any of the parties in connection with the solicitation, subject to certain limitations.

On June 1, 2016, the Reporting Persons entered into a Termination of Joint Filing and Solicitation Agreement, which terminated the prior agreement, effective as of June 1, 2016. All rights and obligations under the original agreement were terminated as of such date.

Item 7. Material to Be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

Exhibit No.	Description

99.12	Termination of Joint Filing and Solicitation Agreement by and among Laidlaw & Company (UK) Ltd., Matthew D. Eitner, James P. Ahern, Dr. John H. Leaman, Dr. Todd Johnson, Benjamin H. Snedeker, David Buchen and Timothy S. Callahan, dated June 1, 2016.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 2, 2016

LAIDLAW & COMPANY (UK) LTD.

By:	/s/ Matthew D. Eitner
Name: Matthew D. Eitner
Title: Chief Executive Officer

/s/ Matthew D. Eitner
Matthew D. Eitner
Individually and as attorney-in-fact for Dr. John H. Leaman, Dr. Todd Johnson, Benjamin H. Snedeker, David Buchen and Timothy S. Callahan

/s/ James P. Ahern
James P. Ahern